UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to __________________.

Commission File No. 000-25121
_____________

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

SLEEP NUMBER PROFIT SHARING
AND 401(k) PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SLEEP NUMBER CORPORATION
1001 Third Avenue South
Minneapolis, Minnesota 55404

SLEEP NUMBER PROFIT SHARING AND 401(k) PLAN

Index to Financial Statements and Exhibits

Report of Independent Registered Public Accounting Firm (PCAOB Firm ID: 23)

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2021 and 2020

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2021

Notes to Financial Statements

Supplemental Schedules:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2021

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Signature

Exhibit:

23.1 – Consent of Baker Tilly US, LLP, Independent Registered Public Accounting Firm

SLEEP NUMBER
PROFIT SHARING AND 401(k) PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2021 and 2020 and for the year ended December 31, 2021

(With Report of Independent Registered Public Accounting Firm Thereon)

SLEEP NUMBER
PROFIT SHARING AND 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator, Participants and Investment Committee of the
Sleep Number Profit Sharing and 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Sleep Number Profit Sharing and 401(k) Plan (the "Plan") as of December 31, 2021 and 2020, and the related statement of changes in net assets available for benefits for year ended December 31, 2021, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2021 and Schedule H, Line 4a – Schedule of Delinquent Participant Contributions as of December 31, 2021, have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its forms and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Baker Tilly US, LLP

We have served as the Plan's auditor since 2011.
Minneapolis, Minnesota
June 24, 2022

SLEEP NUMBER
PROFIT SHARING AND 401(k) PLAN
Statements of Net Assets Available for Benefits
As of December 31, 2021 and 2020

	2021	2020
Assets
Cash	$228,401	$1,298,029

Participant-directed investments at fair value	234,223,919	191,703,656

Receivables:
Notes receivable – participants	3,124,254	3,176,043
Company contributions	1,405,445	2,615,612
Participant contributions	1,678,989	2,564,379
Total receivables	6,208,688	8,356,034
Total assets	240,661,008	201,357,719

Liabilities
Accrued liabilities	319,892	598,935
Total liabilities	319,892	598,935
Net assets available for benefits	$240,341,116	$200,758,784

See accompanying notes to financial statements.

SLEEP NUMBER
PROFIT SHARING AND 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2021

Additions to net assets attributed to:
Investment income:
Dividends, interest and capital gain	$7,639,220
Net realized/unrealized appreciation in fair value of investments	20,525,906
Total investment gain	28,165,126

Interest income on notes receivable - participants	158,054

Contributions:
Participant	17,741,998
Company	8,655,758
Rollovers	2,426,603
Total contributions	28,824,359
Total additions	57,147,539

Deductions from net assets attributed to:
Benefits paid to participants	16,880,450
Plan expenses	684,757
Total deductions	17,565,207
Increase in net assets available for benefits	39,582,332
Net assets available for benefits - beginning of year	200,758,784
Net assets available for benefits - end of year	$240,341,116

See accompanying notes to financial statements.

SLEEP NUMBER
PROFIT SHARING AND 401(k) PLAN
Notes to Financial Statements
As of December 31, 2021 and 2020 and for the Year Ended December 31, 2021
(1) DESCRIPTION OF THE PLAN

The following brief description of the Sleep Number Profit Sharing and 401(k) Plan (Plan), sponsored by Sleep Number Corporation (Plan Sponsor or the Company) provides only general information. Participants should refer to the Plan's summary plan description or official Plan documents for more complete information regarding the Plan’s provisions.

General – The Plan is a tax-qualified defined contribution plan covering all employees. The Plan is available to all common law employees of the Company who are eligible to enroll in the Plan on their date of hire. The Plan is subject to the provisions of the Internal Revenue Code and the Employee Retirement Income Security Act of 1974 (ERISA). The Plan's original effective date was January 1, 1994.

The Plan previously included an auto-enrollment provision whereby all newly eligible employees were automatically enrolled in the Plan unless they affirmatively elected not to participate in the Plan. Automatically enrolled participants had their deferral rate set at two percent of eligible compensation and their contributions invested in a designated manner as specified in the Plan rules until changed by the participant. The Plan's auto-enrollment provision was removed beginning in October 2021.

Custodian and Recordkeeper – Plan assets are held by The Charles Schwab Bank (Trustee, Custodian or Schwab). The Plan's third-party recordkeeper is Milliman, Inc. (Recordkeeper).

Contributions – Each year, participants may contribute up to a maximum of 50% of eligible earnings, as defined by the Plan, on a pre-tax and/or after-tax Roth basis. Participants who have attained age 50 before the end of the calendar year are eligible to make catch-up contributions (pre-tax or after-tax Roth). Participants may also make rollover contributions to the Plan of distributions they received from other employers' tax-qualified retirement plans. Company matching or discretionary contributions are determined at the discretion of the Company’s Board of Directors. Company matching contributions for 2021, net of forfeitures, were $8,655,758. Beginning in 2022, the Company's matching contributions were changed to comply with IRS requirements for safe harbor 401(k) plans.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s discretionary contributions, if applicable, and Plan earnings.

Vesting – Participants are immediately vested in their own contributions to the Plan plus actual earnings thereon. The vesting on the Company’s matching contributions on participant contributions prior to 2022 plus actual earnings thereon is based on years of service. Participants are vested 25% upon the completion of one year, 50% after two years, 75% after three years, and fully vested after completion of four years of service, upon death or disability, or terminate employment after reaching the Plan's normal retirement age (65). For participant contributions starting in 2022, the Company's matching contributions are immediately vested.

Forfeitures – Forfeitures from non-vested accounts are used to either reduce Company discretionary contributions or to pay Plan administrative expenses. The forfeiture balances as of December 31, 2021 and 2020 were $217,601 and $0, respectively. Forfeitures were used to pay administrative expenses of $132,401 in 2021. In addition, $290,000 of forfeitures were used to reduce the Company’s 2021 matching contributions.

Notes Receivable – Participants – A participant who is employed with the Company may borrow from their vested Plan accounts, a minimum loan amount of $1,000 up to a maximum loan equal to the lesser of $50,000, or 50% of the participant's vested account balance. Loans are made on a pro-rata basis from all investment funds in which a participant’s account is invested. Loan terms range from one to five years or up to 15 years for the purchase of the participant's primary residence. The loans are secured by the participant’s account. Loans bear interest at the prime rate plus one percentage point (ranging from 4.25% to 6.50% as of both December 31, 2021 and 2020). Principal and interest are paid ratably through payroll deductions not less frequently than quarterly.

Notes receivable – participants are valued at their outstanding balances.

Coronavirus Aid, Relief, and Economic Security (CARES) Act – On March 27, 2020 the Coronavirus Aid, Relief, and Economic Security Act was signed into law. The CARES Act allows retirement plans to provide participants who are

SLEEP NUMBER
PROFIT SHARING AND 401(k) PLAN
Notes to Financial Statements
As of December 31, 2021 and 2020 and for the Year Ended December 31, 2021
impacted by the coronavirus (as defined in the CARES Act) with greater access to their savings. As permitted by the CARES Act, the Plan has implemented the following provisions beginning in April 2020:

•Through December 31, 2020, qualified individuals are permitted to take a distribution in an amount up to $100,000 from the Plan. Any such distribution is not subject to the 10% early distribution penalty or the mandatory 20% federal income tax withholding rate. Participants who take a qualified distribution have the option to have the distribution taxed over a three-year period, with the ability to recontribute up to the full amount of the distribution within three years and not be subject to federal income tax as a result;
•Loan repayments with respect to qualified participants that are due between March 27, 2020 and December 31, 2020 may be delayed for one year upon participant request;
•Between March 27, 2020 and September 23, 2020, increased the available loan amount a qualified participant can take to the lesser of 100% of the participant's vested account balance or $100,000; and
•Waived required minimum distributions for calendar year 2020 for qualified retired individuals.

Investment Options – Participants may direct investment of their account balance in any of the Plan's designated investment fund options (which also includes Company common stock) or a self-directed brokerage account. Participants may modify their investment fund elections daily.

Payment of Benefits – Upon termination of employment (including due to death, disability or retirement), a participant may receive a distribution of their vested account balance in the form of a single lump-sum payment, installment payments or non-periodic payments, subject to certain Plan restrictions. A participant may elect to rollover that distribution into another employers' tax-qualified retirement plan or the participant's individual retirement account. A participant may also elect to withdraw some or all of their vested account balances prior to termination of employment under certain Plan in-service withdrawal provisions. Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid, were $0 and $10,019 as of December 31, 2021 and 2020, respectively.

Administrative Expenses – Recordkeeping fees, legal fees, audit fees, trustee fees and other reasonable costs of administering the Plan may be paid with Plan assets.

(2) SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements of the Plan are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles (GAAP).

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value, which is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 5, Fair Value Measurements, for the disclosure of the Plan’s fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits – Benefit payments are recorded upon distribution.

Use of Estimates in the Preparation of Financial Statements – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Predicting future events is inherently an imprecise activity and as such requires the use of judgment. Future results could be materially affected if actual results differ from these estimates and assumptions.

Risks and Uncertainties – The Plan provides for investment, at the participant’s option, in any combination of the Company’s common stock, investment funds, a common collective trust (CCT) or a self-directed brokerage account which enables participants to invest in mutual funds or publicly traded stocks with a share value of greater than $5.00. Investment securities are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the

SLEEP NUMBER
PROFIT SHARING AND 401(k) PLAN
Notes to Financial Statements
As of December 31, 2021 and 2020 and for the Year Ended December 31, 2021
level of risk and uncertainty, it is reasonably possible that changes in the values of the investments will occur in the near term, and such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Concentration of Market Risk – As of December 31, 2021 and 2020, approximately 7% and 8%, respectively, of the Plan’s net assets available for benefits were invested in the common stock of the Company. The Plan purchased $9.3 million and sold $9.7 million of the Company's common stock during 2021. As of December 31, 2021 and 2020, the Plan held 204,823 shares and 188,360 shares, respectively, of the Company's common stock. The underlying value of the Company’s common stock is dependent upon the performance of the Company and the market’s evaluation of such performance.

As of December 31, 2021 and 2020, the Plan also had $54.4 million and $42.3 million, respectively, invested in other funds that individually represented 10% or more of the Plan's net assets available for benefits. The aggregate of these funds represented 23% and 21% of the Plan's net assets available for benefits as of December 31, 2021 and 2020, respectively.

Subsequent Events – Events that have occurred subsequent to December 31, 2021 have been evaluated through the date these financial statements were issued. There have been no subsequent events that occurred during such period that would require recognition or disclosure in the financial statements as of, or for, the year ended December 31, 2021.

(3) PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(4) FEDERAL INCOME TAX STATUS

The Plan has received a favorable determination letter from the Internal Revenue Service dated October 30, 2017 indicating that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (Code). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provisions for income taxes have been made.

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2021 and 2020, there are no uncertain tax positions taken or expected to be taken. The Plan has not recognized any interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

SLEEP NUMBER
PROFIT SHARING AND 401(k) PLAN
Notes to Financial Statements
As of December 31, 2021 and 2020 and for the Year Ended December 31, 2021
(5) FAIR VALUE MEASUREMENTS

The Financial Accounting Standards Board's (FASB’s) guidance for fair value measurements establishes the authoritative definition of fair value, sets out a framework for measuring fair value and outlines the required disclosures regarding fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Plan management uses a three-tier fair value hierarchy based upon observable and non-observable inputs as follows:

•Level 1 – observable inputs such as quoted prices in active markets;
•Level 2 – inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, including:
–Quoted prices for similar assets or liabilities in active markets;
–Quoted prices for identical or similar assets in nonactive markets;
–Inputs other than quoted prices that are observable for the asset or liability;
–Inputs that are derived principally from or corroborated by other observable market data; and
•Level 3 – unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Outlined below are descriptions of the valuation methodologies used to measure assets at fair value. There have been no changes in the methodologies used as of December 31, 2021 compared with the prior year.

Mutual Funds – The fair value of mutual funds are determined by net asset value (NAV) of shares held by the Plan on the last trading day of the Plan year based on quoted market prices.

Common Collective Trust (CCT) – The Putnam Stable Value Fund (Putnam) is a CCT. The Plan uses NAV per share of the fund provided by the Trustee of the fund as a practical expedient to estimate fair value. The practical expedient would not be used if it is determined to be probable that the fund would sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the fund, the trustee reserves the right to require 12 months’ notification in order to ensure that securities liquidations will be carried out in an orderly business manner. The fund's units are issued and redeemed daily at the constant NAV of $1 per unit.

Sleep Number Corporation Common Stock – Sleep Number Corporation common stock is valued at the quoted market price on the last trading day of the Plan year.

Self-Directed Brokerage Account – The fair value of the individual investments are valued at the NAV of shares held by the Plan on the last trading day of the Plan year based on quoted market prices.

The valuation methods described could result in fair values that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan Administrator believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

SLEEP NUMBER
PROFIT SHARING AND 401(k) PLAN
Notes to Financial Statements
As of December 31, 2021 and 2020 and for the Year Ended December 31, 2021
The following tables present, by level in the fair value hierarchy, the Plan’s investments at fair value:

December 31, 2021	Level 1	Level 2	Level 3	Total
Sleep Number Corporation common stock	$15,689,442	$—	$—	$15,689,442
Mutual funds	200,312,436	—	—	200,312,436
Self-directed brokerage account	4,458,686	—	—	4,458,686
Total investments in the fair-value hierarchy	$220,460,564	$—	$—	220,460,564

Investments in Common Collective Trust funds at net asset value(1)				13,763,355

Total investments at fair value				$234,223,919

December 31, 2020	Level 1	Level 2	Level 3	Total
Sleep Number Corporation common stock	$15,419,150	$—	$—	$15,419,150
Mutual funds	156,884,122	—	—	156,884,122
Self-directed brokerage account	3,566,184	—	—	3,566,184
Total investments in the fair-value hierarchy	$175,869,456	$—	$—	175,869,456

Investments in Common Collective Trust funds at net asset value(1)				15,834,200

Total investments at fair value				$191,703,656
________________________________
(1) In accordance with FASB Subtopic 820-10, certain investments that are measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

(6) PARTY-IN-INTEREST TRANSACTIONS

Transactions resulting in plan assets being transferred to, or used by, a related party are prohibited under ERISA unless a specific exemption applies. Schwab, as custodian of the Plan, and the Company are defined as parties-in-interest with respect to the Plan. The Plan invested in certain investments issued by Schwab and in common stock of the Company. Notes receivable from participants are also considered party-in-interest transactions. These transactions are exempt under Section 408(b) of ERISA and are not considered prohibited transactions.

(7) NON-EXEMPT TRANSACTIONS

In one particular instance during 2020, the Company experienced a delay in the remittance of withheld participant contributions to the Plan which was not considered timely in accordance with the plan asset provisions of the Department of Labor (DOL) Regulation 2510.3-102, resulting in prohibited, or a non-exempt, transaction. The aggregate amount of participant contributions in this one late remittance was $518,876. The accompanying Schedule of Delinquent Participant Contributions discloses this non-exempt transaction in accordance with DOL’s Rules and Regulations for Reporting and Disclosure under ERISA. The Company has corrected this non-exempt transaction during the year ending December 31, 2021 by funding the participants' accounts for earnings that would have been credited to participants' accounts if the late remittance had been made on a timely basis. The Company has also done the required Internal Revenue Service (IRS) filing.

SLEEP NUMBER
PROFIT SHARING AND 401(k) PLAN
EIN 41-1597886 Plan 001
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2021

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	American Funds EuroPacific Growth Fund Class R-6	Mutual Fund	**	$12,677,930
	Fidelity 500 Index Fund	Mutual Fund	**	54,358,659
	Fidelity Mid Cap Index Fund	Mutual Fund	**	13,694,310
	Fidelity Small Cap Index Fund	Mutual Fund	**	2,141,986
	Fidelity Total International Index Fund	Mutual Fund	**	1,662,013
	Fidelity US Bond Index	Mutual Fund	**	1,229,424
	Loomis Sayles Small Cap Growth Fund Institutional Class	Mutual Fund	**	11,507,325
	Metropolitan West Total Return Bond Plan Class	Mutual Fund	**	6,501,210
	MFS New Discovery Value Fund Class R6	Mutual Fund	**	9,471,068
	Pimco Global Bond Opportunities Fund (USD-Hedged) Institutional	Mutual Fund	**	1,983,979
	Putnam Stable Value Fund	Stable value collective trust fund	**	13,763,355
	Vanguard Target Retirement 2015 Fund	Mutual Fund	**	1,351,538
	Vanguard Target Retirement 2020 Fund	Mutual Fund	**	3,183,178
	Vanguard Target Retirement 2025 Fund	Mutual Fund	**	8,697,756
	Vanguard Target Retirement 2030 Fund	Mutual Fund	**	9,776,682
	Vanguard Target Retirement 2035 Fund	Mutual Fund	**	8,897,652
	Vanguard Target Retirement 2040 Fund	Mutual Fund	**	11,333,442
	Vanguard Target Retirement 2045 Fund	Mutual Fund	**	13,908,580
	Vanguard Target Retirement 2050 Fund	Mutual Fund	**	10,765,444
	Vanguard Target Retirement 2055 Fund	Mutual Fund	**	10,621,927
	Vanguard Target Retirement 2060 Fund	Mutual Fund	**	4,491,389
	Vanguard Target Retirement 2065 Fund	Mutual Fund	**	1,006,872
	Vanguard Target Retirement Income Fund	Mutual Fund	**	473,236
	Victory Trivalent International Small-Cap Fund Class R6	Mutual Fund	**	576,836
*	Self-directed brokerage account	Various	**	4,458,686
*	Sleep Number Corporation common stock	Common stock	**	15,689,442
*	Notes receivable – participants	Participant loans secured by participant–vested balance with interest rates of 4.25% to 6.50% and maturing in 2022 to 2036	$0	3,124,254
		Total		$237,348,173
* Party-in-Interest
** Cost information is not required for participant-directed investments and, therefore, is not included.

This schedule has been prepared based on information certified as complete and accurate by The Charles Schwab Bank, Trustee.

See accompanying Report of Independent Registered Public Accounting Firm.

SLEEP NUMBER
PROFIT SHARING AND 401(k) PLAN
EIN 41-1597886 Plan 001
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
For the year ended December 31, 2021

Participant Contributions Transferred Late to Plan	Total That Constitutes Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Check here if Late Participant Loan Repayments are Included ☑	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
$518,876	$—	$518,876	$—	$—

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SLEEP NUMBER PROFIT SHARING AND 401(k) PLAN
(Name of Plan)

Date:	June 24, 2022	By:	/s/ Martin S. Solhaug
Martin S. Solhaug
Sr. Director, Total Rewards Plan Administrator